October 7, 2005


Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F. St NE
Washington, DC 20549
(202) 551-3366

RE:      Execute Sports, Inc. Oral Comment October 7, 2005
         File No. 333-125868

Dear Mr. Spirgel,

In response to your oral comment dated October 6, 2005 and pursuant to Execute Sports' request through its Acceleration Letter filed with the Securities and Exchange Commission dated October 6, 2005 to become effective on Tuesday, October 11, 2006, we have not sold any shares being registered in the SB-2/A. Nor do we intend to sell any shares being registered in the SB-2/A until after the shares being registered in the SB-2/A have been deemed effective by the Securities and Exchange Commission and we have complied with other regulatory bodies including the NASD and at the state level. This is inclusive of all shares being registered in the SB-2/A, both by the "selling shareholders" and the "new distribution shares."

Pursuant to your request for further discussion about a proposal to file for certain of the shares owned by "selling shareholders" on the Pink Sheets, we had been requested by a certain shareholder to explore what would be entailed by pursuing this process. The shareholder was John Rizzo, who has voting control over the shares being registered in the name of Electronic Relationship Marketing Solutions, Inc.

Upon querying Mr. Derek Swanson, Staff Attorney of the Division of Corporate Finance about the process of applying to have certain shares being registered in the SB-2/A to trade on the Pink Sheets, we determined that it would not be in the best interests of the Company to pursue this process. The Company did not have any special purpose or agenda in asking for clarification from Mr. Swanson on this process and it was only our intention to understand it. As such do not intend to have any shares applied to trade on the Pink Sheets prior to, or at any time after our shares have been declared effected by the Securities and Exchange Commission. We have requested that our shares being registered in the SB-2/A become effective on October 11, 2006. Our 15c211 is currently being reviewed by the NASD.

Sincerely,


Donald Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673


Cc:      Derek Swanson, Staff Attorney
         Via Facsimile (202) 772-9205